

July 16, 2014

<u>Via Facsimile</u>
Paul J. Kane
Chief Financial Officer
Omega Flex, Inc.
451 Creamery Way
Exton, Pennsylvania 19341

> **Re:** **Omega Flex, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2014**
> **File No. 0-51372**

Dear Mr. Kane:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2013</u>

<u>Signatures</u>

1. In future filings, please have your principal executive officer, principal financial officer, and principal accounting officer or controller sign the second half of the signature page and indicate that they are signing the filings in these capacities. Refer to General Instruction D(2)(a) of Form 10-K.

Definitive Proxy Statement on Schedule 14A

General

2.   In future filings, please include the cover page required by Schedule 14A.

3.   We are unable to locate the form of proxy for your June 10, 2014 annual meeting of the shareholders. Please advise, and confirm that in future filings, you will file the form of proxy as required by Exchange Act Rule 14a-6(b) and the note to paragraph (a)(3) of Exchange Act Rule 14a-4.

Executive Compensation, page 15

Summary Compensation Table, page 15

4.   We note that Mr. Treichel was the only named executive officer to receive phantom stock units in 2012 and 2013. In future filings, please provide narrative disclosure explaining these grants and the material terms of the phantom stock units. For example, we note your disclosure on page 14 states that the value of the phantom stock units could either be full value or appreciation only. In future filings, please disclose whether Mr. Treichel received full value or appreciation only phantom stock units, the number of units received, and the closing price of your common stock on the grant date. Refer to Item 402(o) of Regulation S-K.

Form 8-K Filed June 12, 2014

5.   We note that you disclose amendments to your employment agreements with Messrs. Hoben and Albino. We further note that you indicate these amendments are included as exhibits to the Form 8-K. However, it does not appear that these amendments were actually filed. Please amend your Form 8-K to file the exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. You may contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief